EA Series Trust
19 East Eagle Road
Havertown, PA 19083

February 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	EA Series Trust (the “Trust”) Emerging Markets Demographic Index ETF (the “Fund”) File Nos. 333-195493; 811-22961

To whom it may concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of this series at this time.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession No.
430	1/22/2025	485APOS	0001592900-25-000158

If you have any questions, please do not hesitate to contact me at (617) 290-8738.

Sincerely,

/s/ Michael Barolsky
Michael Barolsky
Vice President & Secretary